[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 25, 2025

U.S. Securities and Exchange Commission 100 F Street NE Washington DC 20549 Attn: Eileen Smiley
RE:	Preliminary Proxy Statements, filed on March 10, 2025 by NXG Cushing® Midstream Energy Fund (File No. 811-22072) and NXG NextGen Infrastructure Income Fund (File No. 811-22499)

Dear Ms. Smiley:

Thank you for your supplemental telephonic comments received on March 25, 2025 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Cushing® Midstream Energy Fund (“SRV”) and NXG NextGen Infrastructure Income Fund (“NXG” and together with SRV, each a “Fund” and together the “Funds”), filed on March 10, 2025 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Funds have considered your comments and have authorized us to make on their behalf the responses set forth below. Changes noted below will be reflected in the definitive proxy statement (the “Definitive Proxy Statement”) to be filed by the Funds. Capitalized terms not defined herein have the definitions set forth in each Preliminary Proxy Statement.

As noted in our prior response, the Funds intend to treat the acquisition by NXG Cushing of a 25% economic interest in the Adviser to be the initial Change of Control Event. The Adviser Operating Agreement requires the funds managed by the Adviser, including the Funds, to obtain approvals of new advisory agreements before the interest of NXG Cushing in the Adviser may exceed 24.99%. Because of this provision of the Adviser Operating Agreement, it would not be feasible to wait until after such Change of Control Event and cause the Funds to enter into interim contracts pursuant to Rule 15a-4 and seek shareholder approval of new contracts during such interim period, nor does the Board of the Funds believe that doing so would be in the best interest of the Funds and their shareholders. Therefore, Fund management and the Boards of the Funds have determined that it would be in the best interest of the Funds and their shareholders to seek approval of new advisory agreements at the 2025 annual meeting of shareholders.

No change in the management of the Adviser will occur when NXG Cushing obtains a 50% economic interest in the Adviser. At such time, Swank Capital will remain the sole general partner of the Adviser. As a result, the next Change of Control Event would occur when NXG Cushing obtains a 60% economic interest in the Adviser, at which point the general partner of the Adviser will change from Swank Capital to NXG Cushing. However, based on current and projected assets under management and revenue of the Adviser, such 60% Change of Control Event is not likely to occur for five or more years.

Accordingly, we have revised the Definitive Proxy Statement to apply only the initial Change of Control Event that will occur when NXG Cushing acquires a 25% economic interest in the Adviser and not any future Change of Control Event resulting from the Adviser Ownership Plan. The Definitive Proxy Statement will disclose that a subsequent Change of Control Event resulting from the Adviser Ownership Plan will be subject to shareholder approval if and when such subsequent Change of Control Event will occur in the future.

With respect to the initial Change of Control Event, based on current and projected assets under management and revenue of the Adviser, such initial Change of Control Event is expected to be triggered by the payments to Jerry Swank that will occur during the second quarter of 2026, which would be approximately one year from the date of the 2025 annual meeting of shareholders and may occur prior to the 2026 annual meeting of shareholders. Fund management and the Boards of the Funds have determined that it would be in the best interest of the Funds and their shareholders to seek approval of new advisory agreements at the 2025 annual meeting of shareholders to provide shareholders with certainty regarding the continuity of advisory services for the Funds and avoid the potential investor confusion associated with an additional special meeting of shareholders and related proxy solicitation occurring shortly before the 2026 annual meeting of shareholders.

However, the ultimate timing of the initial Change of Control Event cannot be guaranteed, as the payments to Jerry Swank and corresponding shifts in ownership will depend on the actual assets under management and revenues of the Adviser. The Staff has noted the proxy statement by Gladstone Capital Corp., in which the anticipated change of control would occur within no more than one year. We note that the facts of the Gladstone Capital Corp. change of control differ from those of the Funds in important ways. In Gladstone Capital Corp., the control person of the investment adviser retained discretion regarding when they would cause the change of control to occur. In the case of the Funds, Jerry Swank, Swank Capital and NXG Cushing have entered into a definitive agreement which by its terms will result in the Change of Control Event. No party retains any discretion as to when or whether such Change of Control Event will occur. The exact timing of the occurrence of such Change of Control Event is subject to market factors outside of the control of any party. In that respect, the transaction between Jerry Swank, Swank Capital and NXG is similar to many investment adviser M&A transactions, in which the precise timing of closing is subject to conditions, such as consents and regulatory approvals, which are outside the control of the parties.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Blake Nelson Chief Financial Officer and Treasurer of each Fund

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